Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter ended March 31, 2012

Monaco, May 17, 2012, GasLog Ltd. (GasLog) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended March 31, 2012.

Highlights

•	GasLog reports Revenue of $16.6 million, EBITDA of $8.4 million and Profit of $2.2 million, for the first quarter of 2012.
•	GasLog’s budgeted newbuilding program is fully funded, based on initial public offering “IPO”, concurrent private placement and committed debt.
•	The 8 LNG newbuildings are on schedule and within budget.
•	100% utilization of GasLog Savannah and GasLog Singapore during the first quarter of 2012.
•	40% of the floating interest rate exposure has been hedged at a weighted average interest rate of approximately 4.4% (including margin) as of March 31, 2012.
•	Continued strong fundamentals for the LNG industry.

Chairman & CEO Statement

Mr. Peter G. Livanos, Chairman and Chief Executive Officer, stated “We were satisfied that the completion of our recent offering has now provided the capital for us to implement the business plan for our committed new ships under construction. In addition to this, and in spite of increased costs related to our becoming a public company, we are pleased to report results that are better than our expectations. Our construction program at Samsung Heavy Industries in Korea is on time and on budget, with the first ship having been launched and undergoing outfitting on schedule for delivery in January 2013. GasLog, with its technical platform and customer relations, continues to be well placed to take advantage of the projected growth in the LNG trade.”

Financial Summary

Revenues were $16.6 million for the quarter ended March 31, 2012 ($16.3 million for the quarter ended March 31, 2011: +1.9% year over year). The increase is mainly attributable to an increase in revenues in the vessel ownership segment, with GasLog’s existing fleet performing at 100% utilization.

Vessel operating and supervision costs were $3.5 million for the quarter ended March 31, 2012 ($3.0 million for the quarter ended March 31, 2011: +14.4% year over year). The increase is mainly attributable to organizational growth in GasLog’s vessel management segment.

General and administrative expenses were $5.2 million for the quarter ended March 31, 2012 ($3.0 million for the quarter ended March 31, 2011: +71.5% year over year). The increase is primarily attributable to increases in personnel expenses, directors’ fees, and travel expenses as well as one-off equity-settled compensation expense related to the former chief executive officer and staff bonuses. This increase is generally in line with GasLog’s planned growth and the reporting and compliance requirements of being a public company.

Financial costs were $3.0 million for the quarter ended March 31, 2012 ($2.3 million for the quarter ended March 31, 2011: +28.6% year over year). The increase is primarily a result of increased interest expense as a result of swapping floating rate interest to fixed rate interest in connection with the outstanding indebtedness related to the vessel GasLog Savannah.

EBITDA was $8.4 million for the quarter ended March 31, 2012 ($10.5 million for the quarter ended March 31, 2011: -20.1% year over year). This decrease is mainly attributable to higher general and administrative expenses. Please refer to Exhibit II at the end of this press release for a reconciliation of EBITDA to profit for the period, the most directly comparable financial measure calculated and presented in accordance with International Financial Reporting Standards (“IFRS”).

Profit for the period was $2.2 million for the quarter ended March 31, 2012 ($5.0 million for the quarter ended March 31, 2011: -56.7% year over year). This takes into account a year-on-year increase in unallocated expenses of $2.0 million, from $1.4 million to $3.4 million which is mainly attributable to higher general and administrative expenses. For more information on unallocated losses, please refer to the table below highlighting certain financial information for GasLog’s two segments.

As GasLog stated in the final prospectus filed April 2, 2012 for its IPO, the ramp-up of general and administrative expenses is expected to exceed revenue growth in 2012, as GasLog’s newbuildings will only commence delivery in 2013. Accordingly, GasLog expects 2012 profit will be lower than in 2011.

For a detailed discussion of GasLog’s financial results for the quarter ended March 31, 2012, please refer to the Financial Report for the Three Months Ended March 31, 2012, furnished on Form 6-K to the United States Securities and Exchange Commission (the “Q1 6-K”).
http://www.sec.gov/cgi-bin/browse-edgar?company=Gaslog&match=&CIK=&filenum=&State=&Country=&SIC=&owner=exclude&Find=Find+Companies&action=getcompany

Operating Results

The following table highlights certain financial information for GasLog’s two segments, the vessel ownership segment and the vessel management segment, for the quarters ended March 31, 2012 and 2011. Unaudited Interim Financial Statements are attached as Exhibit I.

In thousands of U.S. Dollars	Vessel Ownership Segment		Vessel Management Segment		Unallocated / Eliminations		Total
	Three Months Ended March 31, 2011	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011	Three Months Ended March 31, 2012

Revenue from external customers	$13,701	$13,992	$2,585	$2,610	—	—	$16,286	$16,602
Profit / (loss)	$5,762	$5,931	$661	$(234)	$(1,412)	$(3,525)	$5,011	$2,171
EBITDA (Exhibit II)	$11,218	$12,059	$703	$(151)	$(1,395)	$(3,493)	$10,525	$8,414
Earnings per share – basic and diluted							0.13	0.06

Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase from $56 million for the full year 2012 to $210 million for the full year 2015, based on contracts in effect as of March 31, 2012 for the eight ships in GasLog’s owned fleet for which time charters have been secured, including contracts for six newbuildings that are scheduled to be delivered on various dates in 2013 and 2014. For further details please refer to the Q1 6-K.

Liquidity and Financing

As of March 31, 2012, GasLog had consolidated cash and cash equivalents of $8.3 million. Subsequent to March 31, 2012, the cash position has improved significantly with the net proceeds from GasLog’s IPO completed on April 4, 2012.

As of March 31, 2012, GasLog had an aggregate of $276.3 million of indebtedness outstanding under two credit agreements, of which $25.1 million is repayable within one year.

GasLog’s current commitments for capital expenditures are related to the eight LNG carriers on order, which have a gross aggregate contract price of approximately $1.55 billion. As of March 31, 2012, the total remaining balance of the contract prices of the eight new buildings on order was $1.42 billion, for which there are $1.13 billion of undrawn credit facilities in addition to the approximately $309.9 million net proceeds from GasLog’s IPO and concurrent private placement completed on April 4, 2012.

Interest Rate Swaps

As of March 31, 2012, GasLog has entered into eight interest rate swap agreements for a total notional amount of $559.3 million. This is in relation to the outstanding indebtedness of $276.3 million and the new loan agreements of $1.13 billion in aggregate that will be drawn by GasLog upon delivery of the respective ships. In total 40% of GasLog’s floating interest rate exposure has been hedged at a weighted average interest rate of approximately 4.4% (including margin) as of March 31, 2012.

In April and May 2012, GasLog entered into seven interest rate swap agreements for a total notional amount of $312 million in relation to loan agreements of $984.5 million in aggregate that will be drawn upon delivery of the related ships. Accordingly, 62% of the floating interest rate exposure had then been hedged at a weighted average interest rate of approximately 4.3% (including margin).

Business Update

As of March 31, 2012, the eight ships under construction at Samsung Heavy Industries were on schedule and within budget. Of these eight ships, assembly was under way on the first two and steel cutting had commenced on the third and fourth ships. On April 8, 2012, the first ship was launched on schedule, for delivery during Q1 2013.

The two ships in the water in GasLog’s existing fleet, currently on multi-year charters to a subsidiary of BG Group plc, performed without any off-hire during the quarter ended March 31, 2012, thereby achieving full utilization for the period.

As of March 31, 2012, two of the newbuildings remain uncommitted and GasLog continues to hold options for two additional LNG carriers at Samsung Heavy Industries.

LNG Industry Update

GasLog believes the current supply and demand dynamics of the LNG industry are positive for LNG shipping. Recent announcements in the LNG industry regarding new LNG production projects are expected to create increased requirements for LNG carriers.

Significant progress has been made on potential US exports, notably Cheniere Energy’s Sabine Pass project. If large LNG exports projects such as these are built, additional requirements for LNG carriers will emerge. In addition, the growth of Australia as an LNG exporter, and the large gas reserves in East Africa are expected to further drive the growth of the global LNG trade.

GasLog believes the robust development of new LNG supply projects and growing global demand for natural gas is likely to drive the need for more LNG carriers. LNG project developers are typically large multinational oil and gas companies with exacting standards for safety and reliability. GasLog believes first class charterers will continue to engage experienced LNG shipowners to provide high quality LNG carriers for multi-year charter requirements.

Outlook

GasLog believes the strong fundamentals of the LNG industry will provide significant growth opportunities for GasLog’s high quality LNG shipping operations. Focus in the near term will be on delivering the growth of the business, through the on-time delivery of the newbuilding fleet while ensuring full utilization of the existing ships. GasLog expects that its strategy of leveraging its established platform and customer relationships will aid in qualification for charter possibilities for the two uncommitted newbuildings and the options it holds for two additional newbuildings. GasLog’s experience and track record may also allow GasLog to explore possibilities for industry consolidation of new entrants and to be flexible to adjust to market developments.

Conference Call

GasLog will host a conference call at 8:30 a.m. Eastern Time (1:30 p.m. London Time) on Thursday, May 17, 2012 to discuss the first quarter 2012 results. The dial-in number is 1-646-254-3361 (New York, NY) and +44 (0)207 784 1036 (London, UK), passcode is 9144302. A live webcast of the conference call will also be available on the investor relations page of GasLog’s website at http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay will be available from 12:30 p.m. Eastern Time (5:30 p.m. London Time) on May 17, 2012 until 7:00 p.m. Eastern Time on Friday May 25, 2012 (0:00 a.m. London Time on Saturday May 26, 2012). The replay dial-in number is 1-718-354-1112 (New York) and +44 (0)207 111 1244 (London). The replay passcode is 9144302.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fleet consists of 10 wholly-owned LNG carriers, including two ships delivered in 2010 and eight LNG carriers on order. In addition, GasLog currently has 12 LNG carriers operating under its technical management for third parties. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand and opportunities for the profitable operations of LNG carriers; our continued ability to enter into multi-year time charters with our customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of the worldwide economic slowdown; future operating or financial results and future revenue and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, and funding by banks of their financial commitments; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to dividend payments and our ability to make such payments; our ability to enter into shipbuilding contracts for newbuilding ships and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuilding ships and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under multi-year charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Prospectus filed April 2, 2012. Copies of this Prospectus, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:
Henrik Bjerregaard (CFO, GasLog, Monaco)
Phone: +377 9797 5119
Thor Knappe (GasLog, Monaco)
Phone: +377 9797 5117
Phone: +1 203-428-3231 (Jeff Grossman, Solebury Communications, NYC)
Email: ir@gaslogltd.com

EXHIBIT I – Unaudited Interim Financial Statements

Unaudited condensed consolidated statements of financial position
As of December 31, 2011 and March 31, 2012
(All amounts expressed in U.S. Dollars)

	December 31, 2011	March 31, 2012

Assets
Non-current assets
Goodwill	9,511,140	9,511,140
Investment in associate	6,528,087	6,911,374
Derivative financial instruments	—	1,463,643
Deferred financing costs	14,289,327	17,239,980
Other non-current assets	871,769	976,364
Tangible fixed assets	438,902,029	436,110,667
Vessels under construction	109,069,864	128,360,996

Total non-current assets	579,172,216	600,574,164

Current assets
Trade and other receivables	2,682,820	1,252,376
Dividends receivable and due from related parties	1,273,796	167,562
Inventories	425,266	518,225
Prepayments and other current assets	3,365,697	5,165,245
Cash and cash equivalents	20,092,909	8,292,266

Total current assets	27,840,488	15,395,674

Total assets	607,012,704	615,969,838

Equity and liabilities
Equity
Share capital	391,015	391,015
Contributed surplus	300,715,852	319,378,787
Reserves	1,744,417	6,089,280
Accumulated deficit	(12,437,763)	(10,266,699)

Equity attributable to owners of the Group	290,413,521	315,592,383

Current liabilities
Trade accounts payable	1,704,915	2,310,971
Ship management creditors	1,102,272	438,058
Amounts due to related parties	114,069	432,972
Derivative financial instruments	3,451,080	3,647,992
Other payables and accruals	18,541,023	8,283,379
Loans—current portion	24,276,813	24,397,273

Total current liabilities	49,190,172	39,510,645

Non-current liabilities
Derivative financial instruments	5,101,234	3,345,523
Loans—non-current portion	256,788,206	249,983,063
Advances from related parties	—	3,350,050
Other non-current liabilities	5,519,571	4,188,174

Total non-current liabilities	267,409,011	260,866,810

Total equity and liabilities	607,012,704	615,969,838

Unaudited condensed consolidated statements of income
For the three months ended March 31, 2011 and 2012
(All amounts expressed in U.S. Dollars)

	For the three months ended
	March 31, 2011	March 31, 2012

Revenues	16,285,695	16,602,387
Vessel operating and supervision costs	(3,046,284)	(3,488,188)
Depreciation of fixed assets	(3,202,450)	(3,235,208)
General and administrative expenses	(3,020,864)	(5,184,767)

Profit from operations	7,016,097	4,694,224

Financial costs	(2,335,220)	(3,008,430)
Financial income	23,103	—
Gain on interest rate swaps, net	—	101,983
Share of profit of associate	307,461	383,287

Total other expense	(2,004,656)	(2,523,160)

Profit for the period	5,011,441	2,171,064

Attributable to:
Owners of the Group	5,149,924	2,171,064
Non-controlling interest	(138,483)	—

	5,011,441	2,171,064

Earnings per share – basic and diluted	0.13	0.06

Unaudited condensed consolidated statements of cash flow
For the three months ended March 31, 2011 and 2012
(All amounts expressed in U.S. Dollars)

	For the three months ended
	March 31, 2011	March 31, 2012

Cash flows from operating activities:
Profit for the period	5,011,441	2,171,064
Adjustments for:
Depreciation of fixed assets	3,202,450	3,235,208
Share of profit of associate	(307,461)	(383,287)
Financial income	(23,103)	—
Financial costs	2,335,220	3,008,430
Gain on interest rate swaps, net	—	(101,983)
Expense recognized in respect of equity-settled share based payments	894,917	1,424,404

	11,113,464	9,353,836
Movements in working capital	(9,482,962)	(3,409,648)

Cash provided by operations	1,630,502	5,944,188
Interest paid	(2,207,406)	(2,922,981)

Net cash (used in) / from operating activities	(576,904)	3,021,207

Cash flows from investing activities:
Dividends received from associate	750,000	950,000
Payments for tangible fixed assets and vessels under construction	(4,802)	(21,225,860)
Financial income	23,103	—

Net cash from / (used in) investing activities	768,301	(20,275,860)

Cash flows from financing activities:
Bank loan repayment	(9,248,348)	(6,850,114)
Increase in advances from related parties	—	3,350,050
Payment of loan issuance costs	—	(8,980,335)
Payment of IPO costs	—	(728,526)
Capital contributions	—	18,662,935

Net cash (used in) / from financing activities	(9,248,348)	5,454,010

Decrease in cash and cash equivalents	(9,056,951)	(11,800,643)
Cash and cash equivalents, beginning of the period	23,270,100	20,092,909

Cash and cash equivalents, end of the period	14,213,149	8,292,266

EXHIBIT II

Non-GAAP Financial Measure:

EBITDA represents earnings before interest income and expense, taxes, depreciation and amortization. EBITDA, which is a non-GAAP financial measure, is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that EBITDA assists our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide EBITDA information. We believe that including EBITDA as a financial and operating measure benefits investors in (i) selecting between investing in us and other investment alternatives and (ii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common shares. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, taxes, depreciation and amortization which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA has limitations as an analytical tool and should not be considered an alternative to, or a substitute for, profit, profit from operations, net cash from operating activities or any other measure of financial performance presented in accordance with IFRS. EBITDA excludes some, but not all, items that affect profit, and these measures may vary among companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following table sets forth a reconciliation of EBITDA to profit for the periods presented:

	Quarter ended

	March 31, 2011	March 31, 2012

	(In thousands of U.S. Dollars)

Profit for the period	$5,011	$2,171
Depreciation of fixed assets	3,202	3,235
Financial costs	2,335	3,008
Financial income	(23)	—

EBITDA	$10,525	$8,414